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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           GRIC COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                398081109
                     ----------------------------------
                              (CUSIP Number)

                            DECEMBER 31, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            / / Rule 13d-1(b)

            / / Rule 13d-1(c)

            /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

----------------------------                   -------------------------------
CUSIP NO. 398081109                                   PAGE 2 OF 6 PAGES
----------------------------                   -------------------------------


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dr. Hong Chen
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     China
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     None
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                      1,781,571(1)
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  None
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  1,781,571(1)
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,781,571(1)
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     9.3%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON:

     IN
-------------------------------------------------------------------------------

(1) Includes (i) 1,245,857 shares held directly by Dr. Hong Chen and (ii) 535,714 shares held directly by Lynn Y. Liu. Dr. Hong Chen and Lynn Y. Liu are related as husband and wife.

                                  SCHEDULE 13G

----------------------------                   -------------------------------
CUSIP NO. 398081109                                  PAGE 3 OF 6 PAGES
----------------------------                   -------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lynn Y. Liu
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Taiwan
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     None
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                     1,781,571(1)
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  None
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  1,781,571(1)
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,781,571(1)
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.3%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON:

     IN
-------------------------------------------------------------------------------

(1) Includes (i) 1,245,857 shares held directly by Dr. Hong Chen and (ii) 535,714 shares held directly by Lynn Y. Liu. Dr. Hong Chen and Lynn Y. Liu are related as husband and wife.


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                                  SCHEDULE 13G

----------------------------                   -------------------------------
CUSIP NO. 398081109                                  PAGE 4 OF 6 PAGES
----------------------------                   -------------------------------


ITEM 1(A).   NAME OF ISSUER:

             GRIC Communications, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1421 McCarthy Blvd., Milpitas, California  95035

ITEM 2(A).   NAME OF PERSON FILING:

             Dr. Hong Chen
             Lynn Y. Liu

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             Address of each of the Reporting Persons is:
             1421 McCarthy Blvd., Milpitas, California  95035

ITEM 2(C).   CITIZENSHIP:

             Dr. Hong Chen is a citizen of China.
             Lynn Y. Liu is a citizen of Taiwan.

             Attached to this Statement as Exhibit A is the Joint Filing Agreement of Dr. Hong Chen and Lynn Y. Liu pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

             Common Stock

ITEM 2(E).   CUSIP NUMBER:

             398081109

ITEM 3. INFORMATION IF STATEMENT IF FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c):

             Not applicable

ITEM 4.      OWNERSHIP:

             The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as follows:

             (a)      Amount beneficially owned:

                      See Row 9 of the cover page for each Reporting Person.


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                                  SCHEDULE 13G

----------------------------                   -------------------------------
CUSIP NO. 398081109                                 PAGE 5 OF 6 PAGES
----------------------------                   -------------------------------

             (b)      Percent of class:

                      See Row 11 of the cover page for each Reporting Person.

             (c)      Number of shares as to which such person has:

                      (i)      Sole power to vote or to direct vote:

                               See Row 5 of the cover page for each
                               Reporting Person.

                      (ii)     Shared power to vote or to direct vote:

                               See Row 6 of the cover page for each
                               Reporting Person.

                      (iii)    Sole power to dispose or to direct the
                               disposition:

                               See Row 7 of the cover page for each
                               Reporting Person.

                      (iv) Shared power to dispose or to direct the disposition:

                               See Row 8 of the cover page for each
                               Reporting Person.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not applicable.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF GROUP:

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.


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                                  SCHEDULE 13G

----------------------------                   -------------------------------
CUSIP NO. 398081109                                    PAGE 6 OF 6 PAGES
----------------------------                   --------------------------------



ITEM 10.     CERTIFICATION:

             Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 13, 2000


                                   DR. HONG CHEN

                                   /s/ Hong Chen
                                   --------------------------


                                   LYNN Y. LIU

                                   /s/ Lynn Y. Liu
                                   -------------------------


                                    Exhibit A
                                    ---------


                                    AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need to be filed with respect to the ownership by each of the undersigned of shares of GRIC Communications, Inc.

        EXECUTED this 13th day of March, 2000.


                                   DR. HONG CHEN

                                    /s/ Hong Chen
                                   -------------------------


                                   LYNN Y. LIU

                                    /s/ Lynn Y. Liu
                                   -------------------------